SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF AMENDMENT OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it amends its registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                                                           The Prudential Series Fund (Formerly The Prudential Series Fund, Inc.)

Address of Principal Business Office:	Gateway Center Three
100 Mulberry Street
Newark, NJ 07102

Telephone Number:                 (800) 778-2255

Name and Address of Agent for Service of Process:

Deborah A. Docs, Secretary

The Prudential Series Fund

Gateway Center Three

Newark, NJ 07102

Copy to:

Christopher E. Palmer

Goodwin Procter LLP

901 New York Ave., NW

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of this Form N-8A:

YES ☒   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Newark and the State of New Jersey this 2nd day of January, 2006.

The Prudential Series Fund
(Name of Registrant)

By:	/s/ Deborah A. Docs
(Name)

Secretary
(Title)